July 12, 2011

W. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:     Precision Castparts Corp.
Form 10-K for the Fiscal Year Ended April 3, 2011
Filed June 2, 2011
File No. 1-10348

Dear Mr. Cash:

We received your letter dated June 27, 2011 regarding certain of our reports. The following is our response to your comments and questions:

Form 10-K for Fiscal Year Ended April 3, 2011

Financial Statements

Note 22 - Condensed Consolidating Financial Information, page 70

1.
We note your disclosure that the guarantor subsidiaries are “100% owned, directly or indirectly, by the Company within the meaning of Rule 3-10(h)(1) of Regulation S-X.” However, we also note that the guarantor subsidiaries columns within the condensed consolidating financial information indicate that the guarantor subsidiaries have or had non-controlling interests. Please explain to us what the non-controlling interests represent and, given such interests, please explain to us how and why you believe your current disclosures are adequate and fully comply with Rule 3-10 of Regulation S-X.

Response

We, Precision Castparts Corp. (PCC), acknowledge that for the fiscal years ended March 28, 2010 and March 29, 2009, we presented amounts attributable to non-controlling interests in the guarantor subsidiaries columns in the condensed consolidating financial information. During the first quarter of fiscal 2011, we determined that amounts attributable to non-controlling interests relate to non-guarantor subsidiaries only. Therefore, the condensed consolidating financial information for the fiscal year ended April 3, 2011 properly reflects amounts attributable to non-controlling interests in the non-guarantor columns. The non-controlling interests shown in the guarantor subsidiaries column prior to fiscal 2011 represent the ownership by outside interests of approximately 15% of a small domestic indirect non-guarantor subsidiary that is 85% owned by one of PCC's guarantor subsidiaries. We elected to not restate prior years due to the immateriality of the amounts. For the fiscal year ended March 28, 2010 and March 29, 2009, net income attributable to non-controlling interests was $0.5 million and $1.4 million, respectively, in the condensed consolidating statements of income, which represents 0.05% and 0.13% of net income, respectively, with no impact on the trend of earnings. Non-controlling interest was $0.5 million as of March 28, 2010 in the condensed consolidating balance sheet, which represents 0.01% of total assets. We determined the amounts to be immaterial in accordance with Accounting Standards Codification (ASC) 250-10-45-27 and 250-10-S99-1. We will continue to present amounts attributable to non-controlling interests in the non-guarantor subsidiaries columns in the condensed consolidating financial information in future filings.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.
We believe that the information above is responsive to your comments. We would be happy to discuss any questions or comments you have regarding our response. You may call Russ Pattee, Vice President and Corporate Controller, at (503) 946-4867 or me at (503) 946-4844.
Sincerely,

/s/ Shawn R. Hagel
Shawn R. Hagel Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)